Exhibit 3.1.1

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

NETLIST, INC.

Netlist, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1.           The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on June 12, 2000 and the Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 20, 2006.

2.           Section (A) of Article IV of the Restated Certificate of Incorporation of the Corporation is amended and restated to read in its entirety to read as follows:

(A)        Classes of Stock.    The corporation is authorized to issue two classes of stock to be designated, respectively, “Serial Preferred Stock” and “Common Stock.” The total number of shares of stock which the corporation is authorized to issue is One Hundred Sixty Million  (160,000,000) shares consisting of Ten Million (10,000,000) shares of Serial Preferred Stock, with a par value of $0.001 per share, and One Hundred Fifty Million  (150,000,000) shares of Common Stock, with a par value of $0.001 per share.

3.           This Certificate of Amendment to the Restated Certificate of Incorporation has been duly approved by the Board of Directors and the stockholders of this Corporation in accordance with Sections 141 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Restated Certificate of Incorporation to be executed on  June 9, 2017.

NETLIST, INC.

By:	/s/ Gail Sasaki
Name:	Gail Sasaki
Title:	Vice President, Chief Financial Officer